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TABLE OF CONTENTS
TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(2)
File No. 333-123494

Prospectus Supplement
(To Prospectus dated April 7, 2005)

$250,000,000

Northern States Power Company
(a Minnesota corporation)

5.25% First Mortgage Bonds, Series due July 15, 2035

                This is an offering of $250,000,000 of 5.25% First Mortgage Bonds, Series due July 15, 2035 to be issued by Northern States Power Company, a Minnesota corporation. We will pay interest on the first mortgage bonds on January 15 and July 15 of each year, commencing January 15, 2006. The first mortgage bonds will mature on July 15, 2035. We may redeem the first mortgage bonds at any time, in whole or in part, at a "make whole" redemption price described in this prospectus supplement.

                The first mortgage bonds will not be listed on any securities exchange or included in any automated quotation system. Currently, there is no public market for the first mortgage bonds. Please read the information provided under the caption "Supplemental Description of the First Mortgage Bonds" in this prospectus supplement and "Description of the First Mortgage Bonds" in the accompanying prospectus for a more detailed description of the first mortgage bonds.

                Investing in the first mortgage bonds involves risks. See "Risk Factors" beginning on page S-4 of this prospectus supplement.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts(2)	Proceeds to Us(3)

Per First Mortgage Bond	99.806%	0.875%	98.931%
Total	$249,515,000	$2,187,500	$247,327,500
    (1)
    Plus accrued interest, if any, from July 21, 2005.

    (2)
    We have agreed to indemnify the several underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

    (3)
    Before deduction of expenses payable by us estimated at $0.9 million.

                We expect that delivery of the first mortgage bonds will be made to purchasers through the facilities of The Depository Trust Company on or about July 21, 2005.

Barclays Capital	JPMorgan

KeyBanc Capital Markets

Lazard Capital Markets

Wells Fargo Securities

The date of this Prospectus Supplement is July 14, 2005

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information and if given, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

        It is expected that delivery of first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (such settlement cycle being referred to as "T+5"). You should be advised that trading of the first mortgage bonds may be affected by the T+5 settlement. See "Underwriting."

PROSPECTUS SUPPLEMENT SUMMARY

        The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from the prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in our first mortgage bonds. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under "Where You Can Find More Information" in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the "Company," "we," "us" and "our" refer to Northern States Power Company, a Minnesota corporation.

The Company

General

        We are an operating utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota and North Dakota. We provide retail electric utility service to approximately 1.4 million customers and gas utility service to approximately 454,000 customers.

        We are a wholly owned subsidiary of Xcel Energy Inc. Xcel Energy was incorporated under the laws of the State of Minnesota in 1909 and is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Among Xcel Energy's other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation.

Recent Developments

        As reflected in the selected consolidated financial data presented in this prospectus supplement, our operating revenues for the quarter ended March 31, 2005 increased slightly, compared to the quarter ended March 31, 2004, while our net income decreased by approximately $26.7 million between the two periods. Among the reasons for this decrease were anticipated decreased short-term wholesale and commodity trading margins, a scheduled nuclear plant refueling and a 10-year inspection at our Monticello nuclear plant, compared to no such refueling or inspection in the first quarter of 2004 and increased depreciation and amortization expense largely due to capital improvements at Prairie Island in the fourth quarter of 2004, which more than offset a slight increase in base electric margin.

        As anticipated, we currently expect that these same factors, and a scheduled refueling and upgrade at our Prairie Island nuclear plant, will have a negative impact on the 2005 second quarter results. We expect that this will be partially offset by increased sales due to temperatures that were warmer than those in the same period in 2004. Accordingly, although results have not been finalized, we expect that our net income for the quarter ended June 30, 2005 will be $7 million to $12 million lower than in the comparable period in 2004.

The Offering

        The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including "Supplemental Description of the First Mortgage Bonds," and the accompanying prospectus, including "Description of the First Mortgage Bonds."

Issuer	Northern States Power Company, a Minnesota corporation.
Securities Offered	$250,000,000 principal amount of 5.25% first mortgage bonds, series due July 15, 2035.
Maturity	July 15, 2035.
Interest Rate	5.25% per year.
Interest Payment Dates	January 15 and July 15 of each year, beginning on January 15, 2006.
Ranking
The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other outstanding first mortgage bonds. As of March 31, 2005, $1.506 billion of our first mortgage bonds were outstanding.
Collateral	The first mortgage bonds are secured by a first mortgage lien on all of our real and fixed properties, leasehold rights, franchises and permits, subject to limited exceptions.
Ratings
The first mortgage bonds have been assigned a rating of "A-" (stable outlook) by Standard & Poor's Ratings Services ("Standard & Poor's") and "A2" (stable outlook) by Moody's Investors Service, Inc. ("Moody's"). Ratings from credit rating agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.
Optional Redemption
We may redeem the first mortgage bonds at any time, in whole or in part, at a "make whole" redemption price equal to the greater of (1) the principal amount of first mortgage bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined under the caption "Supplemental Description of the First Mortgage Bonds") plus 15 basis points, plus accrued interest to the redemption date.
Sinking Fund	None.

Use of Proceeds
We intend to add the net proceeds from the sale of the first mortgage bonds offered hereby to our general funds and apply a portion of those net proceeds to the repayment of borrowings under our five-year revolving credit facility incurred in connection with utility construction and to the repayment at maturity of (1) $70,000,000 aggregate principal amount of our 6.125% first mortgage bonds, series due December 1, 2005, (2) $2,330,000 aggregate principal amount of the Ramsey County, Minnesota and the County of Washington, Minnesota 4.000% Resource Recovery Refunding Revenue Bonds (Northern States Power Company Project), Collateralized Series 1999 due December 1, 2005 issued for our benefit and secured by a series of our first mortgage bonds, and (3) $2,300,000 aggregate principal amount of the County of Anoka, Minnesota 4.400% Resource Recovery Refunding Revenue Bonds (Northern States Power Company Project), Series 1999 due December 1, 2005 issued for our benefit and secured by a series of our first mortgage bonds. As of June 30, 2005, we had borrowings of $220 million under our five-year revolving credit facility, with a weighted average interest rate of 4.01%. We intend to use the remainder of the net proceeds from the sale of the first mortgage bonds offered hereby for general corporate purposes.
Trustee	BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank).

RISK FACTORS

        You should carefully consider the risks described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the cautionary factors listed in Exhibit 99.01 to our Annual Report on Form 10-K for the year ended December 31, 2004 and the information under "Critical Accounting Policies" in this prospectus supplement, before purchasing our first mortgage bonds. The risks described in this section are those that we consider to be the most significant to your decision whether to invest in our first mortgage bonds. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to Our Business

  Our regulators possess broad powers over our operations, including the rates we can charge, or otherwise recover, from our customers. Our electric base rates are subject to a rate freeze through 2005, our profitability depends on our ability to recover costs from our customers and there may be changes in circumstances or in the regulatory environment that impair our ability to do so.

        We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where we operate regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that we can charge customers.

        The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. In connection with the August 2000 merger transaction that formed Xcel Energy, we committed to freeze our regulated electric base rates in our Minnesota retail jurisdiction through 2005, except under certain conditions. This rate freeze may limit our ability to seek rate recovery of certain costs.

        In the light of the financial difficulties experienced by Xcel Energy's former subsidiary, NRG Energy, Inc. ("NRG"), in August 2002 the Minnesota Public Utilities Commission ("MPUC") asked for information related to the impact of NRG's financial circumstances on us. In an order dated October 22, 2002, the MPUC required us to report specified financial information and work with interested parties on various issues to ensure our commitments are fulfilled. The October 22, 2002 order references our commitment (made at the time of our August 2000 merger) to not seek an electric base rate increase until 2006 unless certain exceptions are met. In addition, among other requirements, the order imposes restrictions on our ability to encumber utility property, provide intercompany loans and the method by which we can calculate our cost of capital in present and future filings before the MPUC.

        We expect to file a 2006 electric base rate increase request with the MPUC in late 2005. We cannot predict when the MPUC will act on our request. There can be no assurance that the MPUC will grant a rate increase in the amount requested, and it could instead lower our electric base rates.

        Although, except as limited by the August 2000 merger agreement, we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically paid by our customers. In particular, as a result of the energy crisis in California and the financial difficulties at a number of energy companies, the regulatory environments in which we operate have received an increased amount of public attention. That attention could result in changes adverse to our ability to so recover our costs.

        State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that our state utility commission takes the position that any of our dividends have been funded by any of our financings, including this offering, the regulators may not permit us to recover the related financing costs by passing them through to our customers as costs related to providing energy.

  We are subject to environmental laws and regulations, compliance with which could be difficult and costly.

        We are subject to a number of environmental laws and regulations affecting many aspects of our past, present and future operations, including air emissions, water quality, wastewater discharges and the management of wastes and hazardous substances. These laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Environmental laws and regulations can also require us to perform environmental remediations and to install pollution control equipment at our facilities. Both public officials and private individuals may seek to enforce the applicable environmental laws and regulations against us.

        We must pay all or a portion of the cost to remediate sites where our past activities, or the activities of certain other parties, caused environmental contamination. At December 31, 2004, these sites included:

  •
  the site of a former federal uranium enrichment facility;

  •
  the site of a former manufactured gas plant operated by our subsidiaries or predecessors; and

  •
  third party sites, such as landfills, to which we are alleged to be a potentially responsible party that sent hazardous materials and wastes.

In addition, we cannot assure you that existing environmental laws or regulations will not be revised or that new laws or regulations seeking to protect the environment will not be adopted or become applicable to us or that we will not identify in the future conditions that will result in obligations or liabilities under existing environmental laws and regulations. Revised or additional laws or regulations which result in increased compliance costs or additional operating restrictions, or currently unanticipated costs or restrictions under existing laws or regulations, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

  We have been sued by several parties, including the attorneys general of eight states and New York City, who are seeking to force reductions in our carbon dioxide emissions.

        On July 21, 2004, the attorneys general of eight states and New York City, as well as several environmental groups, filed lawsuits in U.S. District Court for the Southern District of New York against five utilities, including Xcel Energy, to force reductions in carbon dioxide ("CO2") emissions. Although we are not named as a party to this litigation, the requested relief that Xcel Energy cap and reduce its CO2 emissions could have a material adverse effect on us. The other utilities include American Electric Power Co., Southern Co., Cinergy Corp. and Tennessee Valley Authority. CO2 is emitted whenever fossil fuel is combusted, such as in automobiles, industrial operations and coal- or gas-fired power plants. The lawsuits allege that CO2 emitted by each company is a public nuisance as defined under state and federal common law because it has contributed to global warming. The lawsuits do not demand monetary damages. Instead, the lawsuits ask the court to order each utility to cap and reduce its CO2 emissions. In October 2004, Xcel Energy and the other four other utility companies filed a motion to dismiss the lawsuit contending, among other things, that the lawsuit should be dismissed because it is an attempt to usurp the policy-setting role of the United States Congress and the president. The ultimate financial impact of these lawsuits, if any, is not determinable at this time.

  We have received information requests from the Environmental Protection Agency regarding New Source Review requirements of the Clean Air Act.

        On November 3, 1999, the Department of Justice filed suit against a number of electric utilities for alleged violations of the Clean Air Act's New Source Review ("NSR") requirements related to alleged modifications of electric generating stations located in the South and Midwest. Subsequently, the Environmental Protection Agency ("EPA") also issued requests for information pursuant to the Clean Air Act to numerous other electric utilities, including Xcel Energy and us, seeking to determine whether these utilities engaged in activities that may have been in violation of the NSR requirements. In 2001, we responded to the EPA's initial information request related to our plants in Minnesota.

        On May 22, 2002, the EPA issued a follow-up information request to us seeking additional information regarding NSR compliance at our plants in Minnesota. We completed our response to the follow-up information request during the fall of 2002. In the light of recent court setbacks for the EPA's NSR position, it cannot be determined if the EPA will continue to pursue these matters. Nonetheless, we believe that we acted in full compliance with the Clean Air Act and the NSR requirements. However, if the EPA disagrees and we are unsuccessful in resolving any issues, we may be required to install additional emission control equipment at the facilities at significant cost and pay civil penalties, which could have a material adverse effect on our financial condition and results of operations.

  We are subject to commodity price risk, credit and performance risk and other risks associated with energy markets.

        We engage in wholesale sales and purchases of electric capacity, energy and energy-related products and, accordingly, are subject to commodity price risk, credit risk and other risks associated with these activities.

        We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into physical and financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal and emission allowances. However, physical and financial derivative instrument contracts do not completely eliminate risks, including commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense. However, exposure to commodity price risk related to our retail customers is partially mitigated by various fuel clause recovery mechanisms.

        Credit and performance risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these derivative instruments fail to perform, we may be forced to enter into alternative arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur additional losses to the extent of amounts, if any, already paid to counterparties. In that event, our financial results could be adversely affected and we could incur losses.

        We mark our energy trading portfolio to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Quoted market prices are utilized in determining the value of electric energy, natural gas and related derivative commodity instruments. For longer-term positions, which are limited to a maximum of 18 months, and certain short-term positions for which market prices are not available, we utilize models based on forward price curves. These models incorporate estimates and assumptions as to a variety of factors such as pricing relationships between various energy commodities and geographic locations. Actual experience can vary significantly from these estimates and assumptions.

  We are subject to the risks of nuclear generation.

        We own two nuclear generating plants: the Monticello plant and the Prairie Island plant. Monticello's current 40-year license expires in 2010, and Prairie Island's licenses for its two units expire in 2013 and 2014.

        Our nuclear stations subject us to the risks of nuclear generation, which include:

  •
  uncertainties with respect to the renewal or extension of operating licenses for the Monticello and Prairie Island plants;

  •
  the risks associated with storage, handling and disposal of radioactive materials and the current lack of a long-term disposal solution for radioactive materials;

  •
  limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

  •
  uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

        The Nuclear Regulatory Commission ("NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase our compliance costs and impact the results of operations of our facilities.

  Rising energy prices could negatively impact our business.

        The United States has recently experienced a rise in energy prices and may continue to experience rising energy prices in the future. The consequences of rising energy prices could affect the capital and commodity markets. We cannot predict the impact of such rising energy prices on our operations; however, such impact could have a material adverse effect on our financial condition and results of operations. See "—We are subject to commodity price risk, credit risk and other risks associated with energy markets" above.

  Military or other actions or potential terrorist activities could negatively impact our business.

        The conflict in Iraq and any other military strikes or sustained military campaign may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of fuel supplies and markets, particularly with respect to gas and energy. The possibility that infrastructure facilities, such as electric generation, transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of war may affect our operations. War and the possibility of further war may have an adverse impact on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Instability in the financial markets as a result of war may also affect our ability to raise capital.

        Further, like other operators of major industrial facilities, our generation plants, fuel storage facilities and transmission and distribution facilities may be targets of terrorist activities that could result in disruption of our ability to produce or distribute some portion of our energy products. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair and insure our assets, which could have a material adverse impact on our financial condition and results of operation. In addition, these facilities constitute collateral for the first mortgage bonds. See "Description of the First Mortgage Bonds" in the accompanying prospectus. Damage or destruction of such facilities could adversely affect the value of the collateral. In particular, nuclear generation facilities such as our nuclear plants could be potential targets of terrorist activities. The potential for terrorism has subjected our operations to increased risks and could have a material adverse effect on our business. While we have already incurred increased costs for security and capital expenditures in response to these risks, we may experience additional capital and operating costs to implement increased security for our plants, including our nuclear power plants under the NRC's design basis threat requirements, such as additional physical plant security and additional security personnel.

        The insurance industry has also been disrupted by these events. To date, we have been able to obtain insurance at satisfactory levels and terms; however, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

  Our results of operations may be impacted by disruptions beyond our control.

        We are exposed to risks related to performance of contractual obligations by our suppliers. We rely on suppliers to deliver coal in accordance with short- and long-term contracts. Coal delivery may be subject to short-term interruptions or reductions due to various factors, including transportation problems, weather and availability of equipment. Failure or delay by our suppliers of coal deliveries could disrupt our ability to deliver electricity and require us to incur additional expenses to meet the needs of our customers. In addition, as agreements with our suppliers expire, we may not be able to enter into new agreements for coal delivery on equivalent terms.

        Also, because our generation and transmission systems are part of an interconnected regional grid, we face the risk of possible loss of business due to a disruption or black-out caused by an event (severe storm, generator or transmission facility outage) on a neighboring system or the actions of a neighboring utility, similar to the August 14, 2003 black-out in portions of the eastern U.S. and Canada. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair assets, which could have a material adverse impact on our financial condition and results of operation.

  Increased competition resulting from restructuring efforts could have a significant financial impact on us and consequently decrease our revenue.

        Although no deregulation initiatives are currently being considered by legislatures in our major retail jurisdictions, retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The restructuring could have a significant impact on our financial position, results of operations and cash flows. We cannot predict if or when we might be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices we charge for electricity and gas and the quality and reliability of our service currently place us in a position to compete effectively in the energy market.

        In the future we may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players, which may enter regulated or unregulated energy businesses. This competition may adversely affect our ability to make investments or acquisitions.

        We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of our business may come under long-term pressure.

        In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. These changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

  Our operating results may fluctuate on a seasonal and quarterly basis and can be adversely affected by milder weather.

        Our electric and gas utility businesses are seasonal businesses and weather patterns can have a material impact on our short-term operating performance. Demand for electricity is usually greater in the summer and winter months associated with cooling and heating. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. We expect that unusually mild winters and summers would have an adverse effect on our financial condition and results of operations.

  Our gas distribution activities involve numerous risks that may result in accidents and other operating risks and costs.

        There are inherent in our gas distribution activities a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. For our distribution lines located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damages resulting from these risks is greater.

Risks Related to Our Relationship to Xcel Energy

  As we are a subsidiary of Xcel Energy, we may be negatively affected by events at Xcel Energy and its affiliates. If Xcel Energy were to become obligated to make payments under various guarantees and bond indemnities or to fund its other contingent liabilities, or if Xcel Energy's credit ratings and access to capital were restricted, this could limit Xcel Energy's ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

        We are an operating electric utility and a subsidiary of Xcel Energy. Xcel Energy is a holding company that has a number of other utility and non-utility subsidiaries.

        As of March 31, 2005, the Xcel Energy holding company had approximately $1.309 billion of long-term debt and no short-term debt or current maturities. Xcel Energy provides various guarantees and bond indemnities supporting some of its subsidiaries by guaranteeing the payment or performance by these subsidiaries of specified agreements or transactions. Xcel Energy also has other contingent liabilities resulting from various tax disputes and other matters. Xcel Energy's exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of Xcel Energy's guarantees limit its exposure to a maximum amount that is stated in the guarantees. As of March 31, 2005, Xcel Energy had guarantees outstanding with a maximum stated amount of approximately $27.4 million and actual aggregate exposure of approximately $0.5 million, which amount will vary over time. Xcel Energy has also provided indemnities to sureties in respect of bonds for the benefit of its subsidiaries. The total amount of bonds with these indemnities outstanding as of March 31, 2005 was approximately $105.1 million. Xcel Energy's total exposure under these indemnities cannot be determined at this time. Xcel Energy believes that the exposure is significantly less than the total amount of bonds outstanding. If Xcel Energy were to become obligated to make payments under these guarantees and bond indemnities or become obligated to fund the other contingent liabilities, it could limit Xcel Energy's ability to contribute equity or make loans to us, or may cause Xcel Energy to seek, within certain regulatory and other limitations and the limitations provided by corporate law, additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

        If either Standard & Poor's or Moody's were to downgrade Xcel Energy's credit rating below investment grade, Xcel Energy may be required to provide credit enhancements in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures. If either Standard & Poor's or Moody's were to downgrade Xcel Energy's debt securities below investment grade, it would increase Xcel Energy's cost of capital and restrict its access to the capital markets. This could limit Xcel Energy's ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

        We rely on Xcel Energy Services Inc., a subsidiary service company of Xcel Energy, for many administrative services. If Xcel Energy were to experience severe financial difficulties, it could temporarily disrupt the provision of these services or cause us to provide those services ourselves, at potentially greater cost.

  Xcel Energy is subject to regulatory restrictions on accessing capital. If Xcel Energy fails to meet financing conditions imposed on it by the SEC under PUHCA, Xcel Energy would be prevented from raising capital by issuing securities, forcing us to seek alternate sources of funds to meet our cash needs.

        PUHCA contains limitations on the ability of registered holding companies and certain of their subsidiaries to issue securities. Such registered holding companies and their subsidiaries may not issue securities unless authorized by an exemptive rule or order of the Securities and Exchange Commission ("SEC"). For utility subsidiaries like us, one of the exemptive rules permits utilities to issue securities to finance their business so long as the issuance has been approved by the appropriate state utility commission. In our case, this first mortgage bond offering and our other short-term borrowings have been authorized by the MPUC and are exempt under this rule. To the extent we wish to issue securities that are not exempt by rule under PUHCA, we will need to seek authorization from the SEC under PUHCA.

        Because Xcel Energy does not qualify for any of the main exemptive rules, it sought and received financing authority from the SEC under PUHCA for various financing arrangements. On June 20, 2005, the SEC issued an order granting financing authority to Xcel Energy that permits it, subject to satisfaction of certain conditions, to issue through June 30, 2008 up to $1.8 billion of new long-term debt, common equity, preferred equity and equity-linked securities and $1.0 billion of short-term debt at the holding company level, provided that the aggregate amount of long-term debt, common equity, preferred equity, equity-linked securities and short-term debt issued during the authorization period does not exceed $2.0 billion.

        One of the conditions of the financing order, which also includes authorization for intra-system loans for the Xcel Energy subsidiaries to the extent not otherwise exempt, is that Xcel Energy's consolidated ratio of common equity to total capitalization be at least 30 percent. As of December 31, 2004, Xcel Energy's common equity ratio was approximately 42 percent. Another condition of the existing order is that (a) if the security to be issued is rated, it is rated investment grade by at least one nationally recognized rating agency and (b) all Xcel Energy's outstanding securities that are rated must be rated investment grade by at least one nationally recognized rating agency. As of March 31, 2005, Xcel Energy's senior unsecured debt was rated "BBB-" (stable outlook) by Standard & Poor's and "Baa1" (stable outlook) by Moody's, each of which is investment grade.

        If Xcel Energy's common equity ratio falls below the 30 percent level or its securities are not rated investment grade, and Xcel Energy is unable to obtain additional relief from the SEC, Xcel Energy may not be able to issue securities (except that it could issue common stock even if the equity ratio is below 30 percent), which could limit its ability to contribute equity or make loans to us or may cause Xcel Energy to seek, within certain regulatory and other limitations and the limitations provided by corporate law, additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs. Alternative sources of funds could include the issuance of additional bonds or other debt securities. No assurance can be given that such alternatives will be available to us in required amounts or at reasonable costs.

  Our credit ratings could be lowered as a consequence of changes in the credit ratings of our affiliates or otherwise. If this were to occur, the value of the first mortgage bonds could be reduced.

        Our senior secured debt has been assigned a rating of "A-" (stable outlook) by Standard & Poor's and of "A2" (stable outlook) by Moody's.

        Any downgrade of our securities will likely increase our cost of capital and reduce our access to the capital markets. This could adversely affect our financial condition and results of operations. We cannot assure you that any of our current ratings or those of our affiliates, including Xcel Energy, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Adverse developments at our affiliates could have an impact on our credit ratings. Any lowering of the rating of our first mortgage bonds would likely reduce the value of the first mortgage bonds offered hereby.

        Our ratings may be dependent on, among other things, the success of our business plan. If, as a result of market conditions or other factors affecting our business, we are unable to achieve our financial targets and other performance goals, our ratings could be adversely affected. The failure to meet the goals set forth in our business plan could from time to time cause our ratings to be lowered.

  A reduction in our access to capital from Xcel Energy or other sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

        We have historically relied on bank lines of credit, the commercial paper market and capital contributions from Xcel Energy to supplement our operating cash flow in order to meet the short-term liquidity requirements of our business. If Xcel Energy's access to the capital markets or receipt of dividends from its other subsidiaries is impaired, this could limit Xcel Energy's ability to contribute equity or make loans to us or may cause Xcel Energy to seek, within certain regulatory and other limitations provided by corporate law, additional or accelerated funding from us in the form of dividends.

        We also rely on accessing the capital markets to support our capital expenditure programs and other capital requirements to maintain and build our utility infrastructure and comply with future requirements such as installing emission control equipment. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments may be adversely affected.

  We are a wholly owned subsidiary of Xcel Energy. Xcel Energy can exercise, within certain regulatory and other limitations and the limitations provided by corporate law, substantial control over our dividend policy and business and operations and may exercise that control in a manner that may be perceived to be adverse to our interests.

        Our board of directors, as well as many of our executive officers, are officers of Xcel Energy. Our board makes determinations with respect to the following:

  •
  our payment of dividends;

  •
  decisions on our financings and our capital raising activities;

  •
  mergers or other business combinations; and

  •
  our acquisition or disposition of assets.

        We have historically paid quarterly dividends to Xcel Energy. In 2002, 2003 and 2004, we paid $196 million, $213 million and $213 million of dividends to Xcel Energy, respectively. Our board of directors could decide to increase dividends, within the limitations of our approved capital structure, financial covenants and credit rating objectives, to Xcel Energy to support its cash needs. This could adversely affect our liquidity. Under PUHCA, we can only pay dividends out of current earnings and retained earnings without the prior approval of the SEC. At March 31, 2005, our retained earnings were approximately $971 million. The amount of dividends that we can pay is also limited to some extent by the Trust Indenture dated February 1, 1937, as supplemented, from us to BNY Midwest Trust Company, as successor trustee, governing our first mortgage bonds. As of March 31, 2005, we could have paid an additional $820 million in dividends under our Trust Indenture.

Risks Related to the First Mortgage Bonds

        Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

        As described above under the caption "—Risks Related to Our Relationship to Xcel Energy," our credit ratings could be lowered in the future. Any lowering of the credit rating on our first mortgage bonds would likely reduce the value of the first mortgage bonds offered hereby.

  The first mortgage bonds have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

        Although the first mortgage bonds generally may be resold or otherwise transferred by holders who are not our affiliates, they will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they currently intend to make a market in the first mortgage bonds, but they have no obligation to do so and may discontinue market making at any time without providing notice. There can be no assurance that a market for the first mortgage bonds will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

USE OF PROCEEDS

        We intend to add the net proceeds from the sale of the first mortgage bonds offered hereby to our general funds and apply a portion of those net proceeds to the repayment of borrowings under our five-year revolving credit facility incurred in connection with utility construction and to the repayment at maturity of (1) $70,000,000 aggregate principal amount of our 6.125% first mortgage bonds, series due December 1, 2005, (2) $2,330,000 aggregate principal amount of the Ramsey County, Minnesota and the County of Washington, Minnesota 4.000% Resource Recovery Refunding Revenue Bonds (Northern States Power Company Project), Collateralized Series 1999 due December 1, 2005 issued for our benefit and secured by a series of our first mortgage bonds, and (3) $2,300,000 aggregate principal amount of the County of Anoka, Minnesota 4.400% Resource Recovery Refunding Revenue Bonds (Northern States Power Company Project), Series 1999 due December 1, 2005 issued for our benefit and secured by a series of our first mortgage bonds. As of June 30, 2005, we had borrowings of $220 million under our five-year revolving credit facility, with a weighted average interest rate of 4.01%. We intend to use the remainder of the net proceeds from the sale of the first mortgage bonds offered hereby for general corporate purposes.

RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

	Three Months Ended March 31, 2005
		Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	2.7	3.3	2.9	3.5	4.0	2.4

        For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees and (ii) fixed charges consist of interest on long-term debt, other interest charges and amortization of debt discount, premium and expense.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2005. You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and with "Selected Consolidated Financial Data" included elsewhere in this prospectus supplement.

	As of March 31, 2005		As of March 31, 2005
	Actual		As Adjusted(1)
	(Thousands of Dollars)	% of Capitalization	(Thousands of Dollars)	% of Capitalization
Short-term debt	$120,000	2.9%	$—	—%
Current portion of long-term debt	74,684	1.8	54	—
Long-term debt	1,859,871	45.4	2,107,199	50.8

Total debt	2,054,555	50.1	2,107,253	50.8
Common stockholder's equity	2,044,283	49.9	2,044,283	49.2

Total capitalization	$4,098,838	100.0%	$4,151,536	100.0%

(1)
Adjusted to reflect the issuance of the first mortgage bonds and the application of the net proceeds thereof to the repayment of borrowings under our revolving credit facility and the repayment as of March 31, 2005 of (a) $70,000,000 aggregate principal amount of our 6.125% first mortgage bonds, series due December 1, 2005, (b) $2,330,000 aggregate principal amount of the Ramsey County, Minnesota and the County of Washington, Minnesota 4.000% Resource Recovery Refunding Revenue Bonds (Northern States Power Company Project), Collateralized Series 1999 due December 1, 2005, and (c) $2,300,000 aggregate principal amount of the County of Anoka, Minnesota 4.400% Resource Recovery Refunding Revenue Bonds (Northern States Power Company Project), Series 1999 due December 1, 2005.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements and the related notes. The consolidated financial data as of March 31, 2005 and 2004 have been derived from our unaudited financial statements. The information set forth below should be read together with "Management's Discussion and Analysis," our audited and unaudited consolidated financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the period ended March 31, 2005, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
	(Thousands of Dollars, except ratios)
Consolidated Income Statement Data:
Operating revenue	$949,603	$929,662	$3,319,562	$3,177,452	$2,883,119
Operating expense	858,340	797,029	2,887,929	2,782,220	2,485,135

Operating income	91,263	132,633	431,633	395,232	397,984

Other income	4,407	3,582	21,836	9,874	25,069
Interest charges and financing costs	32,914	32,862	128,582	135,640	114,690
Income taxes	21,129	34,996	94,613	76,524	108,141

Net income	$41,627	$68,357	$230,274	$192,942	$200,222

		December 31,
	March 31, 2005
		2004	2003
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$762,736	$794,043	$797,988
Net property, plant and equipment	5,182,562	5,108,583	4,833,186
Other assets	2,160,086	2,062,889	1,851,928

Total assets	$8,105,384	$7,965,515	$7,483,102

Current portion of long-term debt	74,684	82,185	4,502
Short-term debt	120,000	90,000	58,000
Other current liabilities	631,641	663,645	611,238

Total current liabilities	$826,325	$835,830	$673,740

Deferred credits and other liabilities	3,374,905	3,262,621	3,059,549
Long-term debt	1,859,871	1,859,737	1,940,958
Common stockholder's equity	2,044,283	2,007,327	1,808,855

Total liabilities and equity	$8,105,384	$7,965,515	$7,483,102

CRITICAL ACCOUNTING POLICIES

        You should consider the financial and other information contained in our audited and unaudited consolidated financial statements and related notes, "Management's Discussion and Analysis" and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the period ended March 31, 2005, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, before making a decision to purchase the first mortgage bonds.

        Preparation of financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may have a significant effect not only on the operation of the business, but also on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed. The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results and that require management's most difficult, subjective or complex judgments. Each of these has a higher potential of resulting in materially different reported amounts under different conditions or when using different assumptions.

Accounting Policy	Judgments/Uncertainties Affecting Application
Regulatory Mechanisms and Cost Recovery	•	External regulatory decisions, requirements and regulatory environment
	•	Anticipated future regulatory decisions and their impact
	•	Impact of deregulation and competition on ratemaking process and ability to recover costs
Nuclear Plant Decommissioning and Cost Recovery	•	Cost of future decommissioning
	•	Availability of facilities for waste disposal
	•	Approved methods for waste disposal
	•	Useful lives of nuclear power plants
	•	Future recovery of plant investment and decommissioning costs
Income Tax Accruals	•	Application of tax statutes and regulations to transactions
	•	Anticipated future decisions of tax authorities
	•	Ability of tax authority decisions/positions to withstand legal challenges and appeals
	•	Ability to realize tax benefits through carrybacks to prior periods or carryovers to future periods

Benefit Plan Accounting	•	Future rate of return on pension and other plan assets, including impacts of changes to investment portfolio composition
	•	Discount rates used in valuing benefit obligation
	•	Actuarial period selected to recognize deferred investment gains and losses
Asset Valuation	•	Regional economic conditions affecting asset operation, market prices and related cash flows
	•	Regulatory and political environments and requirements
	•	Levels of future market penetration and customer growth

        These policies are discussed in the "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the year ended December 31, 2004.

        We continually make informed judgments and estimates related to these critical accounting policy areas, based on an evaluation of the varying assumptions and uncertainties for each area. For example:

  •
  probable outcomes of regulatory proceedings are assessed in cases of requested cost recovery or other approvals from regulators;

  •
  the ability to operate plant facilities and recover the related costs over their useful operating lives, or such other period designated by our regulators, is assumed;

  •
  probable outcomes of reviews and challenges raised by tax authorities, including appeals and litigation where necessary, are assessed;

  •
  projections are made regarding earnings on pension investments and the salary increases provided to employees over their periods of service; and

  •
  future cash inflows of operations are projected in order to assess whether they will be sufficient to recover future cash outflows, including the impacts of product price changes and market penetration to customer groups.

        The information and assumptions underlying many of these judgments and estimates will be affected by events beyond our control, or otherwise change over time. This may require adjustments to recorded results to better reflect the events and updated information that becomes available.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003
	(Thousands of Dollars)
Net cash provided by operating activities	$160,945	$287,725	$639,736	$369,183

        Net cash provided by operating activities decreased by $127 million, or 44%, for the first three months of 2005, compared with the first three months of 2004. The change was largely due to higher levels of accrued unbilled revenues at March 31, 2005, lower income in 2005 and the collection of receivables from affiliates in 2004. Net cash provided by operating activities increased by $271 million, or 73.3%, for the year ended December 31, 2004, compared with the year ended December 31, 2003. The change was largely due to higher net income and improved working capital, including the collection of receivables from affiliates in 2004.

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003
	(Thousands of Dollars)
Net cash used in investing activities	$(159,675)	$(138,854)	$(710,394)	$(418,264)

        Net cash used in investing activities increased by $21 million, or 15%, for the first three months of 2005, compared with the first three months of 2004. The change was largely due to higher capital expenditures in 2005, partially offset by the collection of advances from affiliates in 2005. Net cash used in investing activities increased by $292 million, or 69.8%, for the year ended December 31, 2004, compared with the year ended December 31, 2003. The change was primarily due to higher capital expenditures in 2004.

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003
	(Thousands of Dollars)
Net cash provided by (used in) financing activities	$19,362	$(61,906)	$(5,123)	$(179,242)

        Net cash used in financing activities decreased by $81.3 million, or 131%, for the first three months of 2005, compared with the first three months of 2004. The change was largely due to increased short-term borrowings in 2005. Net cash used in financing activities decreased by $174 million, or 97.1%, for the year ended December 31, 2004, compared with the year ended December 31, 2003. The change was largely due to increased capital contributions from Xcel Energy in 2004 and a debt repayment in 2003.

Capital Requirements

        Capital Expenditures.    The estimated cost as of December 31, 2004 of our capital expenditure programs and other capital requirements for the years 2005, 2006 and 2007 are shown in the table below.

	2005	2006	2007
	(Millions of Dollars)
Total capital expenditures	$645	$832	$713
Sinking funds and debt maturities	82	205	3

Total capital requirements	$727	$1,037	$716

        We expect to incur approximately $973 million for environmental improvements related to modifications to reduce the emissions of our generating plants located in the Minneapolis-St. Paul metropolitan area pursuant to the metropolitan emissions reduction project ("MERP"). The MERP project will begin major construction in 2005 and is expected to finish in 2009. We expect cash recovery of the costs of the emission-reduction project through customer rates beginning in 2006. The capital expenditures relating to the MERP project that we expect will be incurred in the years 2005, 2006 and 2007 are included in the amounts shown in the table above.

        All of our capital expenditure programs, including the MERP capital expenditures described above, are subject to continuing review and modification. Actual utility construction expenditures may vary from the estimates due to a variety of factors, including changes in electric and natural gas projected load growth, the desired reserve margin and the availability of purchased power, as well as alternative plans for meeting long-term energy needs. In addition, our need to comply with future requirements to install emission-control equipment may impact actual capital requirements.

        Contractual Obligations and Other Commitments.    We have a variety of contractual obligations and other commercial commitments that represent prospective requirements in addition to our capital expenditure programs. The following is a summarized table of contractual obligations as of December 31, 2004.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(Thousands of Dollars)
Long-term debt principal and interest payments	$3,805,051	$205,593	$452,554	$486,834	$2,660,070
Operating leases(1)	165,761	27,653	55,064	53,807	29,237
Unconditional purchase obligations(2)	4,035,254	889,359	536,025	432,449	2,177,421
Other long-term obligations	9,171	4,586	4,585	—	—
Payments to vendors in process	37,402	37,402	—	—	—
Short-term debt	90,000	90,000	—	—	—

Total contractual cash obligations(3)	$8,142,639	$1,254,593	$1,048,228	$973,090	$4,866,728

(1)
Under certain leases, including most of our railcar, vehicle and equipment and aircraft leases, we must sell or purchase the property that we lease if we choose to terminate before the scheduled lease expiration date. At December 31, 2004, the amount that we would have had to pay if we chose to terminate these leases was approximately $89.2 million.

(2)
Includes obligations to purchase fuel for electric generating plants, and electricity and natural gas for resale. Certain contractual purchase obligations are adjusted based on indexes. The effects of price changes are mitigated, however, through cost-of-energy adjustment mechanisms.

(3)
We also have outstanding authority under contracts and blanket purchase orders to purchase up to approximately $200 million of goods and services through the year 2020, in addition to the amounts disclosed in this table and in the forecasted capital expenditures.

Dividend Policy

        Historically, we have paid quarterly dividends to Xcel Energy. In 2003, 2004 and the first three months of 2005, we have paid dividends to Xcel Energy of $213 million, $213 million and $53 million, respectively. The amount of dividends that we pay is dictated to some extent by the needs of Xcel Energy. The amount of dividends that we can pay is limited to some extent by the Trust Indenture for the first mortgage bonds offered hereby and other borrowing arrangements, as well as by PUHCA and our MPUC-approved capital structure order. As of March 31, 2005, we could have paid an additional $820 million in dividends under our Trust Indenture.

Capital Sources

        We expect to meet future financing requirements by periodically issuing long-term debt, short-term debt and common equity to maintain desired capitalization ratios. As a result of being a subsidiary of a registered holding company under PUHCA, we are required to maintain a common equity ratio of 30% or higher in our consolidated capital structure. Our current financing authority from the MPUC also requires us to maintain a common equity ratio of between 45.09% and 55.11%. For these purposes, our common equity at March 31, 2005 was 49.8% of our total capitalization. To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

        On April 21, 2005, we entered into a $375 million five-year revolving credit facility to replace our 364-day credit facility that was scheduled to expire. Borrowings under the new credit facility will be classified as a long-term liability on the consolidated balance sheet. As of June 30, 2005, we had $145.5 million available under this new revolving credit facility.

Short-Term Funding Sources

        We use a number of sources to fulfill short-term funding needs. Primary among these is operating cash flow, but also included are short-term borrowing arrangements such as notes payable and bank lines of credit. The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures, as discussed previously under "—Capital Requirements."

        Operating cash flow as a source of short-term funding is reasonably likely to be affected by such operating factors as weather; regulatory requirements including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices and supply; as well as operational uncertainties that are difficult to predict.

        Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. Our access varies based on financial performance and existing debt levels. If current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by current operating performance, access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review Xcel Energy and its subsidiary operations on an ongoing basis.

        Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under the caption "Risk Factors—Risks Related to Our Relationship to Xcel Energy," our credit ratings could be lowered in the future.

        As of March 31, 2005, we had cash and cash equivalents of approximately $27 million.

        As discussed previously under "—Capital Sources," on April 21, 2005, we entered into a $375 million five-year revolving credit facility to replace our 364-day credit facility that was scheduled to expire. Borrowings under the new credit facility will be classified as a long-term liability on the consolidated balance sheet.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

        Please read the following information concerning the first mortgage bonds in conjunction with the statements under "Description of the First Mortgage Bonds" in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Trust Indenture dated February 1, 1937, as supplemented and restated (the "Mortgage Indenture"), from us to BNY Midwest Trust Company, as successor trustee (the "Mortgage Trustee"), including the Supplemental Trust Indenture dated July 1, 2005 relating to the first mortgage bonds being offered by this prospectus supplement. The Mortgage Indenture, as supplemented and restated, is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the first mortgage bonds are being offered and sold. As of March 31, 2005, there were 11 series of first mortgage bonds in an aggregate principal amount of $1.506 billion outstanding under the Mortgage Indenture.

General

        We will offer $250 million amount of 5.25% First Mortgage Bonds, Series due July 15, 2035 as a series of first mortgage bonds under the Mortgage Indenture. The entire principal amount of the first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on July 15, 2035.

Interest Payments

        Each first mortgage bond will bear interest at the annual rate set forth on the cover page of this prospectus supplement from July 21, 2005, payable semi-annually on January 15 and July 15, beginning January 15, 2006, to the person in whose name the first mortgage bond is registered at the close of business on the January 1 or July 1 immediately preceding such January 15 and July 15. So long as the first mortgage bonds are in book-entry only form, we will wire any payments of principal, interest and premium to the Depository (as defined in the accompanying prospectus under the caption "Description of the First Mortgage Bonds") or its nominee. See "Book-Entry System" in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

        We may redeem the first mortgage bonds at any time, in whole or in part, at a "make whole" redemption price equal to the greater of (1) the principal amount of first mortgage bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points, plus accrued interest to the redemption date.

        "Treasury Yield" means, for any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the first mortgage bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the first mortgage bonds.

        "Comparable Treasury Price" means, (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (2) if the Mortgage Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the quotations.

        "Independent Investment Banker" means Barclays Capital Inc. or J.P. Morgan Securities Inc. or their successors or, if such firms or their successor are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Mortgage Trustee after consultation with us.

        "Reference Treasury Dealer" means (1) Barclays Capital Inc. or J.P. Morgan Securities Inc. and any other primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") designated by, and not affiliated with, Barclays Capital Inc. or J.P. Morgan Securities Inc. and their respective successors, provided, however, that if Barclays Capital Inc. or J.P. Morgan Securities Inc. or any of its designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us after consultation with the Independent Investment Banker.

        "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

        If we elect to redeem less than all of the first mortgage bonds, the Mortgage Trustee will select, in such manner as it deems fair and appropriate, the particular first mortgage bonds or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of first mortgage bonds to be redeemed (which, as long as the first mortgage bonds are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the first mortgage bonds or the portions of them so called for redemption will cease to accrue.

Sinking Fund

        The first mortgage bonds do not provide for any sinking fund.

Form and Denomination

        The first mortgage bonds will be issued as one or more global notes in the name of the Depository or a nominee of the Depository and will be available only in book-entry form. See "Book-Entry System" in the accompanying prospectus. The first mortgage bonds are available for purchase in denominations of $1,000 and integral multiples thereof.

Events of Default

        See "Description of the First Mortgage Bonds—Default" in the accompanying prospectus.

Same-Day Settlement and Payment

        The underwriters will pay us and settle for the first mortgage bonds in immediately available funds. We will make all payments of principal and interest in immediately available funds.

        The first mortgage bonds will trade in DTC's (as defined in the accompanying prospectus under the caption "Description of the First Mortgage Bonds") same-day funds settlement system until maturity or until the first mortgage bonds are issued in certificated form, and secondary market trading activity in the first mortgage bonds will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the first mortgage bonds.

Governing Law

        The Mortgage Indenture and the first mortgage bonds will be governed by and construed in accordance with the laws of the State of Minnesota.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the respective principal amounts of first mortgage bonds set forth opposite its name below:

Underwriters	Principal Amount
Barclays Capital Inc.	$95,000,000
J.P. Morgan Securities Inc.	95,000,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	25,000,000
Lazard Capital Markets LLC	17,500,000
Wells Fargo Securities, LLC	17,500,000

Total	$250,000,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the first mortgage bonds offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If any of the first mortgage bonds are purchased by the underwriters pursuant to the underwriting agreement, then all of the first mortgage bonds offered by this prospectus supplement must be purchased.

        The underwriters have advised us that they propose to offer the first mortgage bonds offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement, and, in part, to certain securities dealers at such price less a concession not in excess of 0.50% of the principal amount of the first mortgage bonds. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the first mortgage bonds on sales to certain other brokers and dealers. After the initial offering of the first mortgage bonds, the underwriters may change the offering price and the other selling terms.

        The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of first mortgage bonds (expressed as a percentage of the principal amount of the first mortgage bonds):

Paid by the Company
Per First Mortgage Bond	0.875%

        We estimate that the total expenses of this offering will be $0.9 million. Prior to the offering, there has been no public market for the first mortgage bonds.

        The underwriters have informed us that they may make a market in the first mortgage bonds from time to time. The underwriters are not obligated to do this, and they may discontinue this market making at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the first mortgage bonds or that an active market will develop. We do not intend to apply for the first mortgage bonds to be listed on any national securities exchange or national securities quotation system.

        In connection with the offering of the first mortgage bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the first mortgage bonds. Specifically, the underwriters may overallot in connection with the offering of the first mortgage bonds, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, first mortgage bonds in the open market to cover syndicate short positions or to stabilize the price of the first mortgage bonds. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the first mortgage bonds in the offering of the first mortgage bonds, if the syndicate repurchases previously distributed first mortgage bonds in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the first mortgage bonds above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        It is expected that delivery of the first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (such settlement cycle being referred to as "T+5"). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the first mortgage bonds who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

        Certain of the underwriters will make the first mortgage bonds available for distribution on the Internet through a proprietary Web site and/or a third party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such underwriters and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such underwriters based on transactions such underwriters conduct through the system. Such underwriters will make the first mortgage bonds available to their respective customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        Lazard Capital Markets LLC has informed us that it entered into an agreement with Mitsubishi Securities (USA), Inc. ("Mitsubishi") pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard Capital Markets LLC, including in respect of this offering. Lazard Capital Markets LLC has informed us that, in return for this provision of such services by Mitsubishi to Lazard Capital Markets LLC, Lazard Capital Markets LLC will pay to Mitsubishi a mutually agreed upon fee.

        Affiliates of certain of the underwriters of this offering, are lenders under our $375 million five-year revolving credit facility and will receive a portion of the amounts repaid under that credit facility utilizing a portion of the proceeds of this offering. Accordingly, this offering is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates.

PROSPECTUS

$1,040,000,000

NORTHERN STATES POWER COMPANY

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

FIRST MORTGAGE BONDS
DEBT SECURITIES

              We may offer for sale, from time to time, up to $1,040,000,000 aggregate principal amount of our secured first mortgage bonds or unsecured debt securities. We may sell our first mortgage bonds or debt securities in one or more series (1) through underwriters or dealers, (2) directly to a limited number of institutional purchasers, or (3) through agents. See "Plan of Distribution." The particular type of security being sold as well as the amount and terms of the sale of a series of our first mortgage bonds or debt securities will be determined at the time of sale and included in a prospectus supplement that will accompany this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these first mortgage bonds or debt securities unless this prospectus is accompanied by a prospectus supplement. That prospectus supplement will include if applicable:

  •
  the names of any underwriters, dealers or agents involved in the distribution of that series of first mortgage bonds or debt securities;

  •
  any applicable commissions or discounts and the net proceeds to us from that sale;

  •
  the aggregate principal amount and offering price of that series of the first mortgage bonds or debt securities;

  •
  the rate or rates (or method of calculation) of interest;

  •
  the time or times and place of payment of interest;

  •
  the maturity date or dates; and

  •
  any redemption terms or other specific terms of that series of first mortgage bonds or debt securities.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2005.

        As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Northern States Power Company that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See "Where You Can Find More Information."

        You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Northern States Power Company, 414 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55401, (612) 330-5500.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,040,000,000.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the caption "Where You Can Find More Information."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements." When we use words like "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  economic conditions, including their impact on capital expenditures and our ability to obtain financing on favorable terms, inflation rates and monetary fluctuations;

  •
  availability or cost of capital, which are affected by changes in: interest rates; market perceptions of the utility industry, Xcel Energy or any of its subsidiaries, including us; or securities ratings;

  •
  business conditions in the energy industry;

  •
  trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we do business;

  •
  customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

  •
  financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board, the SEC, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

  •
  factors affecting utility and nonutility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, nuclear fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; or electric transmission or gas pipeline constraints;

  •
  employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees, or work stoppages;

  •
  increased competition in the utility industry or additional competition in the markets that we serve;

  •
  State and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

  •
  rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

  •
  nuclear regulatory policies and procedures, including operating regulations and spent nuclear fuel storage;

  •
  social attitudes regarding the utility and power markets;

  •
  cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

  •
  technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

  •
  significant slowdown in growth or decline in the U.S. economy, delay in growth or recovery of the U.S. economy or increased cost for insurance premiums, security and other items as a consequence of the September 11, 2001 terrorist attacks;

  •
  risks associated with implementation of new technologies;

  •
  risk factors discussed under "Risk Factors" in any supplemental prospectus relating to the first mortgage bonds or debt securities being offered by this prospectus; and

  •
  the other risk factors listed from time to time by us in reports filed with the SEC.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under "Business," "Management's Discussion and Analysis" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K, for the year ended December 31, 2004, and other documents on file with the SEC. You may obtain copies of these documents as described under "Where You Can Find More Information."

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        We are "incorporating by reference" the information we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 4, 2005 and any future filings made after the date of the registration statement of which this prospectus is a part with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities.

        We are not required to, and do not, provide annual reports to holders of our first mortgage bonds or debt securities unless specifically requested by a holder.

        This prospectus is part of a registration statement we have filed with the SEC relating to our securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC's public reference room or through its Internet site.

        You may also obtain a copy of our filings with the SEC at no cost by writing or telephoning us at the following address:

  Attn: Corporate Secretary
  Northern States Power Company
  414 Nicollet Mall
  Minneapolis, Minnesota 55401
  (612) 330-5500

OUR COMPANY

        We were incorporated in 2000 under the laws of the State of Minnesota. Prior to 2000, our regulated utility operations were conducted by the legal entity now operating under the name Xcel Energy Inc. We are an operating utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota and North Dakota. We provide retail electric utility service to approximately 1.4 million customers and gas utility service to approximately 454,000 customers.

        We are a wholly owned subsidiary of Xcel Energy. Xcel Energy was incorporated under the laws of the State of Minnesota in 1909 and is a registered holding company under the Public Utility Holding Company Act of 1935. Among Xcel Energy's other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation.

        We own the following direct subsidiaries: United Power and Land Company, which holds real estate; and NSP Nuclear Corporation, which holds our interest in the Nuclear Management Company.

        Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

USE OF PROCEEDS

        Unless otherwise indicated in a prospectus supplement relating to the issue of a particular series of first mortgage bonds or debt securities, we intend to use the net proceeds from the sale of the first mortgage bonds or debt securities offered hereby for general corporate purposes, including capital expenditures, repayment of short-term debt and refunding of long-term debt at maturity or otherwise. Our short-term debt aggregated approximately $90.0 million as of December 31, 2004. The specific allocation of the proceeds of a particular series of the first mortgage bonds or debt securities will be described in the prospectus supplement relating to that series.

RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	3.3	2.9	3.5	4.0	2.4

        For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees; and (ii) fixed charges consist of interest on long-term debt, other interest charges and amortization of debt discount, premium and expense.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

        The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the first mortgage bonds will be issued. These summaries are not complete. The indenture and the form of supplemental indenture applicable to the first mortgage bonds have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

        The first mortgage bonds will be represented either by global securities registered in the name of The Depository Trust Company ("DTC"), as depository ("Depository"), or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading "Book-Entry System" in this prospectus.

General

        The first mortgage bonds will be issued in one or more new series under the Trust Indenture dated February 1, 1937 (the "1937 Indenture") as previously supplemented by 56 supplemental trust indentures, including a Supplemental and Restated Trust Indenture dated May 1, 1988 (the "Restated Indenture") and a new supplemental indenture for the first mortgage bonds offered hereby (the "New Supplemental Indenture"), all from us to BNY Midwest Trust Company, as successor trustee (the "Mortgage Trustee"). The 1937 Indenture, as supplemented by the supplemental indentures, including the Restated Indenture and the New Supplemental Indenture, is referred to in this prospectus collectively as the "Mortgage Indenture." The Restated Indenture amends and restates the 1937 Indenture and the supplemental indentures. The Restated Indenture will become effective on the date on which the New Supplemental Indenture is first recorded and filed and, accordingly, the terms of the Restated Indenture will govern the first mortgage bonds offered hereby. As of December 31, 2004, there were 11 series of first mortgage bonds in an aggregate principal amount of $1.506 billion outstanding under the Mortgage Indenture.

        The holders of the outstanding first mortgage bonds do not, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the holders of any first mortgage bonds offered by this prospectus will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, holders of first mortgage bonds would have the security afforded by the first mortgage lien on substantially all our property as described below under the caption "Security for the First Mortgage Bonds." In addition, any change in control transaction and any incurrence of substantial additional indebtedness, as first mortgage bonds, debt securities or otherwise, by us in a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that these approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

        When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

  •
  the title of the series;

  •
  any limit on the aggregate principal amount of the series;

  •
  the price at which the series will be issued;

  •
  the date of maturity of that series;

  •
  the date or dates on which we will pay the principal of that series;

  •
  the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

  •
  the date or dates from which interest will accrue;

  •
  the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the first mortgage bonds of that series are registered on the regular record date;

  •
  any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

  •
  the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

  •
  whether we will issue that series in whole or in part in book-entry form; and

  •
  any other terms of that series of first mortgage bonds.

Redemption

        The prospectus supplement that describes a particular series of first mortgage bonds will set forth any terms for the optional or mandatory redemption of that particular series.

Security for the First Mortgage Bonds

        In the opinion of our counsel, the first mortgage bonds being issued pursuant to this prospectus will be secured equally and ratably with all of our other outstanding first mortgage bonds by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by us subject only (1) to permitted liens and encumbrances, such as for taxes not delinquent or being contested in good faith, and (2) as to parts of our property, to easements, conditions, restrictions, leases and similar encumbrances which do not affect our use of that property in the usual course of our business, to minor defects in titles which are not material and to defects in titles to properties not essential to our business.

        The Mortgage Indenture subjects to the lien of the Mortgage Indenture all property, rights and franchises, except as otherwise expressly provided, we acquired after the date of the 1937 Indenture. These provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case by us under the United States Bankruptcy Code. The opinion of counsel does not cover titles to easements for water flowage purposes or rights-of-way for electric and gas transmission and distribution facilities, steam mains and telephone lines. However, we have the power of eminent domain in the states in which we operate.

        The Mortgage Indenture allows permitted encumbrances on the mortgaged and pledged property whether now owned or acquired in the future.

        Permitted encumbrances include, among others, the following:

  •
  permitted liens (liens for taxes not yet delinquent or being contested in good faith, mechanics', workers' and other similar liens, and easements and rights of way);

  •
  rights of parties to agreements with us relating to property owned or used jointly with that party, provided the rights:

  •
  do not materially impair the use of the property in the normal course of our business;

  •
  do not materially affect the security provided by the Mortgage Indenture; and

  •
  are not inconsistent with the remedies of the Mortgage Trustee upon a completed default;

  •
  leases existing on the effective date of the Restated Indenture affecting property owned by us on the effective date;

  •
  leases which do not interfere in any material respect with the use by us of the property for its intended purpose and which will not have a material adverse impact on the security provided by the Mortgage Indenture;

  •
  other leases relating to 5% or less of the sum of our depreciable property and land; and

  •
  any mortgage, lien, charge or other encumbrance prior or equal to the lien of the Mortgage Indenture, other than a prepaid lien, existing on the date we acquire the property, provided that on the acquisition date:

  •
  no default has occurred and is continuing;

  •
  the principal amount secured by that mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the cost or fair value of the property; and

  •
  the mortgage will apply only to the property originally subject to that mortgage, we will close the mortgage and we will not issue additional indebtedness under that mortgage.

        (Section 1.03 of the Restated Indenture.)

        The holders of 66 2/3% of the principal amount of first mortgage bonds outstanding may (1) consent to the creation or existence of a prior lien with respect to up to 50% of the sum of our depreciable property and land, after giving effect to the prior lien or (2) terminate the lien of the Mortgage Indenture with respect to up to 50% of the sum of our depreciable property and land. (Section 18.02(e) of the Restated Indenture.)

Sinking Fund Provisions

        We currently do not have any outstanding first mortgage bonds that are, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the first mortgage bonds offered hereby will not be, subject to a sinking fund.

Maintenance Provisions

        As a maintenance fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our completed depreciable property as of the end of the preceding calendar year, after deducting credits at our option for the following:

  •
  maintenance;

  •
  property retirements offset by permanent additions;

  •
  retirements of first mortgage bonds; and

  •
  amounts of established permanent additions.

        (Section 9.01 of the Restated Indenture.)

        We may withdraw moneys from the maintenance fund in amounts equal to retirements of first mortgage bonds and permanent additions. Cash on deposit in the maintenance fund may be used for the purchase or redemption of first mortgage bonds. Any redemption of this nature would be at the applicable regular redemption price of the first mortgage bonds to be redeemed and subject to any restrictions on the redemption of that first mortgage bond. (Sections 9.03 and 9.04 of the Restated Indenture).

        To the extent that maintenance fund credits exceed 2.50% of completed depreciable property for any year after 1987, such excess credits may be applied in future years (1) to offset any maintenance fund deficiency or (2) to increase the amount of established permanent additions available for use under the Mortgage Indenture. (Section 9.05 of the Restated Indenture.)

        We have agreed to maintain our properties in adequate repair, working order and condition. (Section 8.06 of the Restated Indenture.)

Issuance of Additional First Mortgage Bonds

        The maximum principal amount of first mortgage bonds that we may issue under the Mortgage Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (1) 66 2/3% of the cost or fair value, whichever is less, of permanent additions after deducting retirements (Article V of the Restated Indenture); (2) retired first mortgage bonds, which have not been otherwise used under the Mortgage Indenture (Article VI of the Restated Indenture); or (3) the amount of cash deposited with the Mortgage Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (1) and (2) above. (Article VII of the Restated Indenture.)

        The first mortgage bonds issued pursuant to this prospectus will be issued under clause (1) or (2) above. At December 31, 2004, the amount of net permanent additions available for the issuance of first mortgage bonds was approximately $5.704 billion, of which $1.560 billion could be used to authenticate the $1.040 billion principal amount of the first mortgage bonds. As of December 31, 2004, $358.6 million of retired first mortgage bonds were available to authenticate up to $358.6 million of first mortgage bonds.

        We may not issue any additional first mortgage bonds on the basis of clause (1), clause (2) under specified conditions, or clause (3), unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. (Section 5.04, Section 6.02 and Section 7.01 of the Restated Indenture.) The calculation of earnings applicable to bond interest includes all of our nonutility revenues. (Section 1.03 of the Restated Indenture.)

        Permanent additions include the following:

  •
  our electric and steam generating, transmission and distribution properties;

  •
  our gas storage and distribution properties;

  •
  construction work-in-progress;

  •
  our fractional and undivided property interests;

  •
  property used for providing telephone or other communication services; and

  •
  engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any depreciable property.

        (Section 1.03 of the Restated Indenture.)

        Assuming that the interest cost on variable rate first mortgage bonds is at the maximum allowable rate, earnings applicable to bond interest for the twelve months ended December 31, 2004 would be 2.59 times the annual interest requirements on our first mortgage bonds, including the first mortgage bonds issued pursuant to this prospectus at an assumed 6.5% interest rate, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices, and sinking fund, among other things. (Article 11 of the Restated Indenture.)

Provisions Limiting Dividends on Common Stock

        We have agreed that the sum of:

  •
  all dividends and distributions on our common stock after the effective date of the Restated Indenture (other than in common stock); and

  •
  the amount, if any, by which the considerations given by us for the purchase or other acquisition of our common stock after the effective date exceeds the considerations received by us after the effective date from the sale of common stock, will not exceed the sum of:

  •
  our retained earnings at the effective date; and

  •
  an amount equal to our net income earned after the effective date, after deducting all dividends accruing after the effective date on all classes and series of our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after the effective date.

        In computing net income for the purpose of this covenant, we will deduct the amount, if any, by which, after the date commencing 365 days prior to the effective date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of our completed depreciable property. (Section 8.07 of the Restated Indenture.)

Release Provisions

        The Mortgage Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable fair value. The Mortgage Indenture also permits the following, in each case without any release or consent by the Mortgage Trustee or accountability to the Mortgage Trustee:

  •
  the sale or other disposal of securities not pledged under the Mortgage Indenture, contracts, accounts, motor cars, and certain equipment and supplies;

  •
  the cancellation, change or alteration of leases, rights-of-way and easements;

  •
  the surrender and modification of any franchise or governmental consent subject to certain restrictions;

  •
  all motor vehicles, vessels and marine equipment, railroad cars, engines and related equipment, airplanes, office furniture and leasehold interests in property owned by third parties; and

  •
  the leasing of the property subject to the lien of the Indenture if it does not interfere in any material respect with the use of the property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Mortgage Indenture.

        (Article XI of the Restated Indenture.)

        Any of the mortgaged and pledged property may be released from the lien of the Mortgage Indenture if, after the release, the fair value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds outstanding. (Section 11.03(k) of the Restated Indenture.) Upon satisfaction of the requirements set forth in the Mortgage Indenture, this provision would permit us to spin-off or otherwise dispose of a substantial amount of assets or a line of business without depositing cash or property with the Mortgage Trustee or obtaining the consent of the bondholders.

Modification of the Mortgage Indenture

        With our consent, the provisions of the Mortgage Indenture may be changed by the affirmative vote of the holders of 66 2/3% in principal amount of the first mortgage bonds outstanding except that, among other things, the following may not be done without the consent of the holder of each first mortgage bond so affected:

  •
  the maturity of a first mortgage bond may not be extended;

  •
  the interest rate may not be reduced;

  •
  the terms of payment of principal or interest may not be changed;

  •
  no lien ranking prior to or on a parity with the lien of the Mortgage Indenture with respect to any of the property mortgaged or pledged under the Mortgage Indenture may be created;

  •
  the security of the lien upon the mortgaged and pledged property for the security of such holder's bond may not be deprived; and

  •
  the required percentage of the holders of first mortgage bonds relating to actions that require their consent may not be changed.

        (Section 18.02 of the Restated Indenture.)

Defaults

        The following is a summary of events defined in the Mortgage Indenture as completed defaults:

  •
  default in payment of principal of any first mortgage bond;

  •
  default continued for 90 days in payment of interest on any first mortgage bond;

  •
  default in the covenant contained in Section 8.11 of the Restated Indenture regarding bankruptcy, insolvency, assignment or receivership; and

  •
  default continued for 90 days after notice in the performance of any other covenant, agreement or condition.

        (Section 13.01 of the Restated Indenture.)

        Notice of Default.    The Mortgage Trustee is required to give notice to bondholders within 90 days after the occurrence of a default, unless the default has been cured before giving its notice; provided that, except in the case of a default resulting from the failure to make any payment of principal or interest on any first mortgage bonds or to make any sinking fund payment, the Mortgage Trustee may withhold the notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding the notice is in the interest of the bondholders. (Section 16.02 of the Restated Indenture.)

        Acceleration of Maturity.    In case of a completed default, either the Mortgage Trustee or the holders of 25% in principal amount of (1) the first mortgage bonds outstanding or (2) the first mortgage bonds affected by the default, may declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then outstanding to rescind or annul such action. Further, the Mortgage Trustee is obligated to take the actions provided in the Mortgage Indenture to enforce payment of the first mortgage bonds and the lien of the Mortgage Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any of these actions or the refraining from these actions as is not in violation of the law or the Mortgage Indenture. Before taking these actions, the Mortgage Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred in connection with these actions. (Article XIII of the Restated Indenture.)

        Compliance Certificate.    We are required to file with the Mortgage Trustee information, documents and reports regarding our compliance with the conditions and covenants of the Mortgage Indenture as may be required by the rules and regulations of the SEC, including a certificate, furnished at least annually, as to our compliance with all of the conditions and covenants under the Mortgage Indenture. (Section 8.18 of the Restated Indenture.)

Other Provisions

        Whenever all indebtedness secured by the Mortgage Indenture has been paid, or adequate provision for payment has been made, the Mortgage Trustee will cancel and discharge the Mortgage Indenture. (Article XVII of the Restated Indenture.) We may deposit with the Mortgage Trustee any combination of cash or government obligations in order to provide for the payment of any series or all of the first mortgage bonds outstanding. The Mortgage Indenture also provides that we must furnish to the Mortgage Trustee officers' certificates, certificates of an engineer, appraiser or other expert and, in some cases, accountants' certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and some other matters, and opinions of counsel as to the lien of the Mortgage Indenture and some other matters. (Articles IV, V, VI, VII, XI and XVII and Section 20.08 of the Restated Indenture.)

Concerning the Trustee

        BNY Midwest Trust Company is the Mortgage Trustee under the Mortgage Indenture. We maintain banking relationships with the Mortgage Trustee in the ordinary course of business.

Governing Law

        The Mortgage Indenture and first mortgage bonds being issued pursuant to this prospectus are governed by, and construed in accordance with, the laws of the State of Minnesota.

DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES

        The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured debt securities will be issued. These summaries are not complete. The indenture and the form of supplemental indenture applicable to the debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

        The debt securities will be represented either by global securities registered in the name of the Depository, or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption "Book-Entry System" in this prospectus.

General

        The debt securities will be issued in one or more new series under the Indenture dated July 1, 1999 between us and Wells Fargo Bank, N.A., as successor trustee (the "1999 Trustee"). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for the debt securities, is referred to in this prospectus as the "1999 Indenture." As of December 31, 2004, there were two series of debt securities in an aggregate principal amount of $435.0 million outstanding under the 1999 Indenture.

        The holders of the outstanding debt securities do not, and, unless the supplemental indenture that describes a particular series of debt securities provides otherwise with respect to that series, the holders of any debt securities offered by this prospectus will not, have the right to require us to repurchase the debt securities if we become involved in a highly leveraged or change in control transaction. The 1999 Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, any change in control transaction and any incurrence of substantial additional long-term indebtedness, as first mortgage bonds, debt securities or otherwise, by us in such a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

        The debt securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured indebtedness. In this "Description of Senior Unsecured Debt Securities" we refer to securities issued under the 1999 Indenture, whether previously issued or to be issued in the future, including the debt securities, as the "securities." The amount of securities that we may issue under the 1999 Indenture is not limited.

        When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

  •
  the title of the series;

  •
  any limit on the aggregate principal amount of the series;

  •
  the price at which the series will be issued;

  •
  the date of maturity of that series;

  •
  the date or dates on which we will pay the principal of that series;

  •
  the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

  •
  the date from which the interest will accrue;

  •
  the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the debt securities of that series are registered on the regular record date;

  •
  any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

  •
  the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

  •
  whether we will issue that series in whole or in part in book-entry form; and

  •
  any other terms of that series of debt securities.

Registration, Transfer and Exchange

        Debt securities of any series may be exchanged for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.6 of the 1999 Indenture).

        Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer) at the office of the 1999 Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the 1999 Indenture. Any transfer or exchange will be effected upon the 1999 Trustee's satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.6 and 2.7 of the 1999 Indenture.)

        The 1999 Trustee will not be required to exchange or register a transfer of any debt securities of a series selected, called or being called for redemption except, in the case of any debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the 1999 Indenture.) See the information under the caption "Book-Entry System."

Payment and Paying Agents

        Principal, interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described below under the caption "Book-Entry System." Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, interest on debt securities that are in the form of certificated securities will be paid by check mailed to the holder at that person's address as it appears in the register for the debt securities maintained by the 1999 Trustee; however, a holder of $10,000,000 or more of the debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer, if appropriate wire transfer instructions have been received by the 1999 Trustee on or prior to the applicable record date. (Section 2.12 of the 1999 Indenture.) Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated securities will be payable in immediately available funds at the office of the 1999 Trustee. (Section 2.12 of the 1999 Indenture.)

        All monies paid by us to a paying agent for the payment of principal, interest or premium on any debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the 1999 Indenture.)

Events of Default

        The following constitute events of default under the 1999 Indenture:

  •
  default in the payment of principal and premium, if any, on any security issued under the 1999 Indenture when due and payable and continuance of that default for 5 days;

  •
  default in the payment of interest on any security issued under the 1999 Indenture when due and continuance of that default for 30 days;

  •
  default in the performance or breach of any of our other covenants or warranties in the securities or in the 1999 Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the 1999 Indenture; and

  •
  specified events of bankruptcy, insolvency or reorganization of our company.

        (Section 7.1 of the 1999 Indenture.)

        If an event of default occurs and is continuing, either the 1999 Trustee or the holders of a majority in principal amount of the outstanding securities may declare the principal amount of all securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the 1999 Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the 1999 Indenture.)

        The 1999 Trustee generally will be under no obligation to exercise any of its rights or powers under the 1999 Indenture at the request or direction of any of the holders unless such holders have offered acceptable indemnity to the 1999 Trustee. (Section 8.2 of the 1999 Indenture.) The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the 1999 Trustee, or of exercising any trust or power conferred on the 1999 Trustee, relating to the securities. (Section 7.7 of the 1999 Indenture.) Each holder has the right to institute a proceeding relating to the 1999 Indenture, but this right is subject to conditions precedent specified in the 1999 Indenture. (Sections 7.4 and 7.7 of the 1999 Indenture.) The 1999 Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on any securities, however, the 1999 Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the 1999 Indenture.) We are required to deliver to the 1999 Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the 1999 Indenture. (Section 5.5 of the 1999 Indenture.)

Modification

        We and the 1999 Trustee may modify and amend the 1999 Indenture from time to time.

        We will not need the consent of the holders for the following types of amendments:

  •
  adding to our covenants for the benefit of the holders or surrendering a right given to us in the 1999 Indenture;

  •
  adding security for the securities; or

  •
  making various other modifications, generally of a ministerial or immaterial nature.

        (Section 12.1 of the 1999 Indenture.)

        We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

  •
  a change in the maturity date of any security;

  •
  a reduction in the interest rate or extension of the time of payment of interest;

  •
  a reduction in the principal amount of any security, the premium payable on any security, or the amount of principal that could be declared due and payable prior to the stated maturity;

  •
  a change in the currency of any payment of principal, premium or interest on any security;

  •
  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

  •
  a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the 1999 Indenture or to waive past defaults; or

  •
  a modification in these requirements.

        (Section 12.2 of the 1999 Indenture.)

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities.

Defeasance and Discharge

        We may be discharged from all obligations relating to the debt securities and the 1999 Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the 1999 Trustee, in trust for the benefit of holders of securities, money or United States government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the 1999 Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the 1999 Indenture. If we discharge our obligations as described above, the holders of securities must look only to the funds deposited with the 1999 Trustee, and not us, for payments on the securities. (Section 4.1 of the 1999 Indenture.)

Consolidation, Merger and Sale of Assets

        We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the 1999 Indenture that we are to perform or observe and we or the successor or transferee corporation, as applicable, are not, immediately following such merger, sale or transfer, in default in the performance of any of those covenants. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the 1999 Indenture with the same effect as if the successor corporation had been named as us in the 1999 Indenture and we will be released from all obligations under the 1999 Indenture. Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the 1999 Indenture will define all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically will permit any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the securities. (Sections 11.1 and 11.2 of the 1999 Indenture.)

Limitation on Liens

        Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, so long as any debt securities are outstanding, we will not create or permit to exist any mortgage, pledge, security interest or other lien (collectively, "liens") on any of our utility properties or assets, whether we own it now or acquire it later, unless we similarly secure the debt securities and all other securities issued under the 1999 Indenture prior to or contemporaneously with the debt securities.

        This restriction will not apply to:

  •
  any of our subsidiaries;

  •
  the Mortgage Indenture securing our first mortgage bonds, or any indenture supplemental to our Mortgage Indenture;

  •
  liens on any property existing at the time we acquire the property (or within one year of our acquisition);

  •
  purchase money liens; or

  •
  any extension, renewal, or replacement (or successive extensions, renewals or replacements) of any lien referred to in the clauses listed above.

        In addition, this restriction will not apply to the following "permitted encumbrances," among others:

  •
  the pledge or assignment, in the ordinary course, of electricity, gas, steam or accounts receivable;

  •
  liens existing on any property at the time the corporation owning the property merges with us or transfers all or substantially all of its property to us, so long as our Board of Directors determines that the property is adequate security for the lien; and

  •
  liens not otherwise permitted if the total of all permitted encumbrances would not exceed 10% of our tangible net worth.

        As described above, these restrictions will limit our ability to incur secured debt, but will not prohibit it entirely. The restrictions will not prevent us from entering into leases in the ordinary course of business. You should be aware that one of those exceptions described above permits us to issue first mortgage bonds in amounts up to the limits described in the Mortgage Indenture. The Mortgage Indenture permits us to issue first mortgage bonds in amounts equal to 66 2/3% of the cost or fair value of permanent additions and up to 100% of retired first mortgage bonds. As of December 31, 2004, the amount of first mortgage bonds that we could issue on the basis of permanent additions was approximately $3.803 billion and the amount of first mortgage bonds we could issue on the basis of retired bonds was approximately $358.6 million. However, we cannot issue any first mortgage bonds on the basis of permanent additions unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those being issued and any obligations secured by prior liens and any indebtedness secured by permanent additions.

Resignation or Removal of 1999 Trustee

        The 1999 Trustee may resign at any time by notifying us in writing and specifying the day upon which the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 8.10 of the 1999 Indenture.)

        The holders of a majority in principal amount of the outstanding securities may remove the 1999 Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the 1999 Trustee upon notice to the holder of each security outstanding and appointment of a successor 1999 Trustee. (Section 8.10 of the 1999 Indenture.)

Concerning the 1999 Trustee

        Wells Fargo Bank, N.A. is the 1999 Trustee. We maintain banking relationships with the 1999 Trustee in the ordinary course of business. The 1999 Trustee also acts as trustee for securities of some of our affiliates.

BOOK-ENTRY SYSTEM

        Each series of securities offered by this prospectus may be issued in the form of one or more global first mortgage bonds or global debt securities, as applicable, representing all or part of that series of securities. This means that we will not issue certificates for that series of securities to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

        The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased securities represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

        Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

        We will wire principal, interest and any premium payments to the Depository or its nominee. We and the trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the applicable trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

        Unless otherwise specified in the prospectus supplement that describes a particular series of first mortgage bonds or debt securities, DTC will act as Depository for those securities issued as global securities. The securities will be registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly

("Indirect Participants"). The rules that apply to DTC and its Direct or Indirect Participants (collectively, "Participants") are on file with the SEC. DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

        Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

        To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to DTC. If less than all of the securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the securities unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Redemption proceeds, distributions, and dividend payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the trustee on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, securities certificates are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

        The global securities will be exchangeable for corresponding certificated securities registered in the name of persons other than DTC or its nominee if (1) DTC (a) notifies us that it is unwilling or unable to continue as depository for any of the global securities or (b) at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934, (2) there shall have occurred and be continuing an event of default with respect to the applicable series of first mortgage bonds or debt securities or (3) we execute and deliver to the trustee an order that the global securities will be so exchangeable.

        The information in this section concerning DTC and DTC's book entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

PLAN OF DISTRIBUTION

        We intend to sell the securities offered by this prospectus to or through underwriters or dealers, and may also sell the securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of securities.

        The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

        In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

        Under agreements into which we may enter in connection with the sale of the securities, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

        No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction to any person to whom it is unlawful to make the offer in the jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.

LEGAL OPINIONS

        Legal opinions relating to the first mortgage bonds and debt securities will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois, counsel for our company. Certain legal matters relating to the first mortgage bonds and debt securities will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York, for any underwriters, dealers or agents named in a prospectus supplement. Gary R. Johnson is our Vice President and General Counsel and was the beneficial owner as of March 4, 2005, of 153,119.19 shares of common stock of our parent company, Xcel Energy Inc.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Northern States Power Company Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$250,000,000

Northern States Power Company
(a Minnesota corporation)

5.25% First Mortgage Bonds, Series due July 15, 2035

PROSPECTUS SUPPLEMENT

Barclays Capital

JPMorgan

KeyBanc Capital Markets
Lazard Capital Markets
Wells Fargo Securities

July 14, 2005